EXHIBIT FS-1

                  Energy East Corporation Combined Condensed Balance Sheet
                           Giving Effect to the RGS Energy Merger
                                      At March 31, 2001

                                    Actual and Pro Forma
                                        (Unaudited)

                                       Energy East    RGS Energy     Pro Forma      Pro Forma
                                         Actual         Actual      Adjustments    Energy East
                                     ---------------  -----------  --------------  ------------
Assets                                                     (in thousands)
Current Assets
   Cash and cash equivalents . . . . $       153,149  $    22,963  $   (1,207)(5)  $    174,905
   Special deposits. . . . . . . . .          21,573            -                        21,573
   Accounts receivable, net. . . . .         584,375      223,916                       808,291
   Other . . . . . . . . . . . . .           109,531       60,131                       169,662
                                     ---------------  -----------  --------------  ------------
       Total Current Assets. . . .           868,628      307,010         (1,207)     1,174,431
Utility Plant, at Original Cost . .        6,578,346    3,419,555                     9,997,901
   Less accumulated depreciation .         3,007,063    2,020,012                     5,027,075
                                     ---------------  -----------  --------------  ------------
       Net utility plant in service        3,571,283    1,399,543                     4,970,826
   Construction work in progress .            41,106      118,438                       159,544
                                     ---------------  -----------  --------------  ------------
       Total Utility Plant . . . .         3,612,389    1,517,981                     5,130,370
Other Property and Investments, Net          270,677      234,551                       505,228
Regulatory Assets . . . . . . . . .          827,016      402,242       29,700(6)     1,258,958
Other Assets. . . . . . . . . . . .          534,679       71,068      234,100(7)       839,847
Goodwill. . . . . . . . . . . . . .          945,730       27,706   576,847(8)(9)     1,550,283
                                     ---------------  -----------  --------------  ------------
Total Assets. . . . . . . . . . . .  $     7,059,119  $ 2,560,558  $     839,440   $ 10,459,117
                                     ===============  ===========  ==============  ============


         The notes on pages 5 to 8 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                         Energy East Corporation Combined Condensed Balance Sheet
                                  Giving Effect to the RGS Energy Merger
                                             At March 31, 2001

                                           Actual and Pro Forma
                                                (Unaudited)


                                                 Energy East     RGS Energy     Pro Forma      Pro Forma
                                                   Actual          Actual      Adjustments    Energy East
                                               ---------------  ------------  -------------  -------------
Liabilities                                                           (in thousands)

Current Liabilities
   Current portion of long-term debt. . . . .  $       34,328   $    12,105                  $     46,433
   Notes payable. . . . . . . . . . . . . . .         393,279        76,900                       470,179
   Other. . . . . . . . . . . . . . . . . . .         530,231       189,294   $    9,500(9)       729,025
                                               ---------------  ------------  -------------  -------------
         Total Current Liabilities. . . . . .         957,838       278,299          9,500      1,245,637

Regulatory Liabilities
   Gain on sale of generation assets. . . . .         226,522                                     226,522
   Other. . . . . . . . . . . . . . . . . . .         351,106                    234,100(7)       585,206
                                               ---------------  ------------  -------------  -------------

         Total Regulatory Liabilities . . . .         577,628                      234,100        811,728

Deferred income taxes . . . . . . . . . . . .         472,125       275,029                       747,154
Nuclear waste disposal                                               98,635                        98,635
Other . . . . . . . . . . . . . . . . . . . .         825,067       216,976       29,700(6)     1,071,743
Long-term debt. . . . . . . . . . . . . . . .       2,361,574       821,158     500,000(10)     3,682,732
                                               ---------------  ------------  -------------  -------------

         Total Liabilities. . . . . . . . . .       5,194,232     1,690,097        773,300      7,657,629

Commitments . . . . . . . . . . . . . . . . .               -             -                             -

Company obligated mandatorily
   redeemable trust preferred securities of
   subsidiaries holding parent debentures . .                                   250,000(11)       250,000

Preferred stock redeemable solely at the
   option of subsidiary . . . . . . . . . . .          43,332        47,000                        90,332
Preferred stock subject to mandatory
   redemption requirements . . . . . . . . .                         25,000                        25,000
Common Stock Equity
Energy East common stock($.01 par value,
   300,000 shares authorized and 117,026
   shares outstanding at March 31, 2001). . .           1,185                       321(12)         1,506
Common Stock Equity
RGS Energy common stock ($.01 par
   value, 100,000 shares authorized and
   38,957 shares outstanding at March 31,
   2001) . . . . . . . . . . . . . . . . . .                            390       (390)(12)             -
Capital in excess of par value. . . . . . . .         859,319       703,914    (89,634)(12)     1,473,599
Retained earnings . . . . . . . . . . . . . .       1,006,598       211,395       (211,395)     1,006,598
Accumulated other comprehensive income. . . .          (6,607)                                     (6,607)
Treasury stock, at cost (1,418 Energy East
   shares and 4,379 RGS Energy shares
   outstanding at March 31, 2001) . . . . . .         (38,940)     (117,238)       117,238        (38,940)
                                               ---------------  ------------  -------------  -------------
         Total Common Stock Equity. . . . . .       1,821,555       798,461       (183,860)     2,436,156
                                               ---------------  ------------  -------------  -------------

         Total Liabilities and Shareholders'
         Equity . . . . . . . . . . . . . . .  $    7,059,119   $ 2,560,558   $    839,440   $ 10,459,117
                                               ===============  ============  =============  =============


         The notes on pages 5 to 8 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                                  Energy East Corporation Combined Condensed Statement of Income
                                              Giving Effect to the RGS Energy Merger
                                                  12 Months Ended March 31, 2001

                                                       Actual and Pro Forma
                                                            (Unaudited)


                                                                          Sub Total
                                                             2000         Pro Forma
                                                            Mergers      Energy East
                                           Energy East     Pro Forma      and 2000      RGS Energy     Pro Forma       Pro Forma
                                             Actual       Adjustments      Mergers        Actual      Adjustments     Energy East
                                          -------------  -------------  -------------  ------------  --------------  -------------
                                                                  (in thousands, except per share amounts)
Operating Revenues
    Sales and services  . . . . . . . . . $  3,546,234   $    488,409   $  4,034,643   $ 1,570,048                   $  5,604,691

Operating Expenses
  Electricity purchased and fuel used
    in generation . . . . . . . . . . . .    1,199,921        211,458      1,411,379       139,592                      1,550,971
  Natural gas purchased . . . . . . . . .      752,351         56,691        809,042       258,136                      1,067,178
  Gasoline, propane and oil purchased . .                                                  394,275                        394,275
  Other operating expenses  . . . . . . .      496,896        149,634        646,530       289,384                        935,914
  Maintenance . . . . . . . . . . . . . .      123,141         21,164        144,305        55,601                        199,906
  Depreciation and amortization . . . . .      183,924         33,566        217,490       117,677   $   14,421(13)       349,588
  Other taxes . . . . . . . . . . . . . .      182,878         14,716        197,594        92,426                        290,020
                                          -------------  -------------  -------------  ------------  --------------  -------------

    Total Operating Expenses  . . . . . .    2,939,111        487,229      3,426,340     1,347,091          14,421      4,787,852
                                          -------------  -------------  -------------  ------------  --------------  -------------

Operating Income  . . . . . . . . . . . .      607,123          1,180        608,303       222,957         (14,421)       816,839
Other Income  . . . . . . . . . . . . . .      (24,063)       (22,778)       (46,841)       (7,239)                       (54,080)
Interest Charges, Net . . . . . . . . . .      179,716         42,795        222,511        63,114       37,500(10)       323,125
Preferred Stock Dividends of Subsidiaries        1,341            968          2,309         3,700       20,000(11)        26,009
                                          -------------  -------------  -------------  ------------  --------------  -------------

Income Before Income Taxes  . . . . . . .      450,129        (19,805)       430,324       163,382         (71,921)       521,785

Income Taxes  . . . . . . . . . . . . . .      191,176        (12,727)       178,449        64,562    (23,000) (14)       220,011
                                          -------------  -------------  -------------  ------------  --------------  -------------

Income Before Extraordinary Item  . . . .      258,953         (7,078)       251,875        98,820         (48,921)       301,774

Extraordinary Loss on Early Extinguish-
    ment of Debt, Net of Income Tax
    Benefit of $1,121 . . . . . . . . . .        1,645                         1,645                                        1,645
                                          -------------  -------------  -------------  ------------  --------------  -------------

Net Income  . . . . . . . . . . . . . . . $    257,308        ($7,078)  $    250,230   $    98,820   $     (48,921)  $    300,129
                                          =============  =============  =============  ============  ==============  =============

Earnings Per Share, basic and diluted . . $       2.23                                                               $       2.04

Average Common Shares Outstanding . . . .      115,354                                                   32,111(15)       147,465


         The notes on pages 5 to 8 of this exhibit are an integral part of the pro forma combined condensed financial statements.

            Energy East Corporation Combined Condensed Statement of Retained Earnings
                             Giving Effect to the RGS Energy Merger
                                 12 Months Ended March 31, 2001

                                      Actual and Pro Forma
                                           (Unaudited)


                                          Energy East   RGS Energy     Pro Forma     Pro Forma
                                             Actual       Actual      Adjustments   Energy East
                                          ------------  -----------  -------------  ------------
                                                 (in thousands, except per share amounts)

Balance, beginning of period . . . . . .  $    851,860  $   175,602  $   (175,602)  $    851,860

Add net income . . . . . . . . . . . . .       257,308       98,820       (98,820)       257,308

Deduct dividends on common stock . . . .       102,570       62,517       (62,517)       102,570

Deduct other adjustments . . . . . . . .             -          510          (510)             -
                                          ------------  -----------  -------------  ------------

Balance, end of period . . . . . . . . .  $  1,006,598  $   211,395  $   (211,395)  $  1,006,598
                                          ============  ===========  =============  ============


         The notes on pages 5 to 8 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                          Notes to Unaudited Pro Forma
                     Combined Condensed Financial Statements
                     Giving Effect to the RGS Energy Merger

Note  1.  Unaudited  Pro  Forma  Combined  Condensed  Financial  Statements.

     The unaudited pro forma combined condensed balance sheet and statement of retained earnings give effect to the RGS Energy merger as if it occurred March 31, 2001. The unaudited pro forma combined condensed statement of income for the 12-months ended March 31, 2001, gives effect to the mergers completed in 2000 and the RGS Energy merger as if those events occurred on April 1, 2000.

     The unaudited pro forma combined condensed financial statements reflect preliminary purchase accounting adjustments in compliance with generally accepted accounting principles. Estimates relating to the fair value of some assets and liabilities and other events have been more fully described below. Actual adjustments will be made on the basis of actual assets, liabilities and other items as of the closing date of the merger on the basis of appraisals and evaluations. Also, goodwill related to the mergers with CMP Group, CTG Resources and Berkshire Energy completed in 2000 may be adjusted as actual amounts for estimated liabilities become known. Therefore, actual amounts may differ from those reflected in the pro forma financial statements.

     The 2000 Mergers Pro Forma Adjustments include: (1) amounts for the period from April 1, 2000, to the respective companies' acquisition dates to reflect income statement activity; (2) additional depreciation and amortization of $6.9 million, and additional interest expense of $25.2 million on the debt issued to finance a portion of the mergers; (3) the elimination of merger related costs of $16.8 million included in other operating expenses and a decrease in interest income of $17.8 million; and (4) a decrease in income taxes of $11.8 million due to items 2 and 3 previously mentioned.

     The unaudited pro forma combined condensed financial statements presented have not been adjusted to give effect to the proposed sales of Energy East's 18% interest and RGS Energy's 14% interest in the Nine Mile Point 2 nuclear generating station to Constellation Energy, which is expected to be completed in 2001. A detailed discussion of the sales is presented in each company's Form 10-K for the year ended December 31, 2000, which are incorporated by reference in Exhibit C-1. Certain effects of the sales are presented in the following table, assuming the sales are completed by July 1, 2001:

                                                         Energy East  RGS Energy
                                                         -----------  ----------
                                                         (thousands) (thousands)

(Decrease) in net utility plant, including nuclear fuel    ($12,451)  ($370,004)

Deferred  gain  (loss) (1) . . . . . . . . . . . . . . .    $71,368   ($326,647)

Investment  tax  credit benefit  . . . . . . . . . . . .     $  -       $13,124

(1) The amounts of the deferred gain and the deferred loss will be amortized subject to approval by the New York State Public Service Commission.


     The unaudited pro forma combined condensed financial statements should be read in conjunction with the consolidated historical financial statements and the related notes of Energy East, and RGS Energy, which are incorporated by reference in Exhibit C-1. The pro forma statements are for illustrative purposes only. They are not necessarily indicative of the financial position or operating results that would have occurred had the mergers been completed on March 31, 2001, or April 1, 2001, as assumed above; nor is the information necessarily indicative of future financial position or operating results.

                          Notes to Unaudited Pro Forma
                     Combined Condensed Financial Statements
                     Giving Effect to the RGS Energy Merger

Note  2.  Accounting  Method.

     The RGS Energy merger will be accounted for as an acquisition of RGS Energy by Energy East under the purchase method of accounting in accordance with generally accepted accounting principles. The amount of goodwill recorded will reflect the excess of the purchase price over the estimated net fair value of assets and liabilities of RGS Energy's utility and non-utility businesses at the time of closing, plus Energy East's estimated transaction costs related to the merger. The assets and liabilities of RGS Energy's non-utility businesses will be revalued to fair value, including an allocation of goodwill, if appropriate.

Note  3.  RGS  Energy  Merger.

     The historical consolidated financial statements of Energy East and RGS Energy at and for the 12-months ended March 31, 2001, have been adjusted to give effect to the merger.

Note  4.  Earnings  Per  Share  and  Average  Shares  Outstanding.

     The pro forma earnings per share and number of average shares outstanding have been restated to reflect the average number of shares that would have been outstanding if the merger occurred at the beginning of the periods presented assuming a conversion of 45% of the RGS Energy shares into 2.0637 Energy East shares per RGS Energy share. The exchange ratio of 2.0637 is based on a value of $39.50 per RGS Energy share and a market price of $19.14 per Energy East share. If the Average Market Price is between $16.57 per share and $22.41 per share, then each RGS Energy share converted into stock will be exchanged for $39.50 worth of Energy East shares. If the Average Market Price is less than or equal to $16.57, then each RGS Energy share converted into stock will be exchanged for
2.3838 Energy East shares, irrespective of the value of the Energy East shares. Finally, if the Average Market Price is greater than or equal to $22.41 per share, then each RGS Energy share will be exchanged for 1.7626 Energy East shares, again irrespective of the value of the Energy East shares. The following table presents the range of shares that could be issued based on various potential conversion ratios provided under the merger agreement:

               Conversion ratio . . . . . . . .    1.7626     2.0637     2.3838
               Number of shares (thousands) . .    27,426     32,111     37,092

Note  5.  Cash  Consideration.

     This amount reflects the cash consideration paid to RGS Energy shareholders based on a purchase price per share of $39.50 for 55% of the shares outstanding at March 31, 2001, and the cash received from the issuance of the long-term debt.

Note  6.  Regulatory  Assets  and  Related  Liability.

     This amount reflects the recognition of a regulatory asset and a liability for the estimated difference between RGS Energy's net other postretirement benefit obligation and the previously recognized liability.

                          Notes to Unaudited Pro Forma
                     Combined Condensed Financial Statements
                     Giving Effect to the RGS Energy Merger

Note  7.  Other  Assets  and  Related  Regulatory  Liability.

     This amount reflects the recognition of an other asset and a regulatory liability for the estimated difference between RGS Energy's net pension benefit and the previously recognized liability.

Note  8.  Goodwill.

     This amount reflects the recognition of goodwill equal to the excess of the estimated purchase price of $1,365.8 million over the estimated net fair value of the assets and liabilities of RGS Energy acquired of $798.5 million, plus estimated transaction costs of $9.5 million related to the merger. For every one dollar increase in the Average Market Price above $22.41 per share, the purchase price will increase by approximately $27 million. For every one dollar decrease in the Average Market Price below $16.57, the purchase price will decrease by approximately $37 million.

Note  9.  Merger-related  Costs.

     Energy East and RGS Energy will incur direct expenses related to the merger, including financial advisor, legal and accounting fees. The pro forma adjustments include an estimate for Energy East's merger-related costs of $9.5 million, which is included in goodwill. RGS Energy expects to incur approximately $12.5 million of merger-related costs, which it will expense as incurred. The actual amount of merger-related costs may differ from the amounts reflected in the unaudited pro forma combined condensed financial statements.

Note  10.  Long-term  Debt.

     This amount reflects the issuance of $500 million principal amount of notes payable with an assumed fixed interest rate of 7.5%, the proceeds of which will be used to fund the consideration paid to RGS Energy shareholders. A 1/8 of 1% change in interest rate will increase or decrease interest expense $0.6 million.

Note  11.  Trust  Preferred  Securities.

     This amount reflects the proceeds from the sale of two subsidiaries' preferred securities, with an assumed dividend rate of 8%. The proceeds will be used to purchase Energy East's junior subordinated debt securities. A 1/8 of 1% change in the dividend rate will increase or decrease preferred stock dividends $0.3 million.

Note  12.  Common  Stock.

     This amount reflects the Energy East shares to be issued to RGS Energy shareholders in exchange for 45% of their RGS Energy shares, assuming a conversion ratio of 2.0637 Energy East shares per RGS Energy share, and the exchange of 55% of their RGS Energy shares for cash.

Note  13.  Amortization  of  Goodwill.

     This amount represents the amortization of goodwill for financial accounting purposes over a 40-year period. The goodwill is not amortizable for tax purposes.

                          Notes to Unaudited Pro Forma
                     Combined Condensed Financial Statements
                     Giving Effect to the RGS Energy Merger

Note  14.  Income  Taxes.

     Income taxes on the pro forma combined condensed income statement have been based on the statutory rate and adjusted for goodwill, which is not tax deductible.

Note  15.  Energy  East  Shares  Issued.

     This amount reflects the number of Energy East shares to be issued in the merger assuming a conversion of 45% of the RGS Energy shares into 2.0637 Energy East shares per RGS Energy share.